FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March 2005

                         Commission File Number 0-18939


                             BERKLEY RESOURCES INC.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X     Form 40-F
                                       ---               ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information
contained  in  this  Form,  the  registrant  is  also  thereby   furnishing  the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X
                                  ----            ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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     On March 3, 2005, Berkley Resources, Inc. issued the press release attached as Exhibit 99 reporting the progress on the Brazeau Area, Alberta, Senex Area, Alberta projects and other projects.

     Exhibit No.    Description
     -----------    -----------
         99         Press  Release  dated March 3, 2005 titled  "Press  Release"
                    regarding the Brazeau Area, Alberta, Senex Area, Alberta projects and other projects.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               BERKLEY RESOURCES INC.
                                              (Registrant)


Date:   March 14, 2005                         /s/ Matt Wayrynen
        -----------------------                ---------------------------------
                                               Matt Wayrynen, President

                                  Exhibit Index


    Exhibit No.     Description
    -----------     -----------
        99          Press  Release  dated March 3, 2005 titled  "Press  Release"
                    regarding the Brazeau Area, Alberta, Senex Area, Alberta projects and other projects.